UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________

FORM 6-K
____________________

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dated November 3, 2023

Commission File Number: 001-40286
____________________

Arrival

(Translation of registrant’s name into English)

60A, rue des Bruyères
L-1274 Howald,
Grand Duchy of Luxembourg
+352 26845062
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN EACH OF THE REGISTRATION STATEMENTS ON FORM F-3 (FILE NO. 333-254885, FILE NO. 333-266472 AND FILE NO. 333-270019) AND THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-259673) OF ARRIVAL AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

GENERAL

On November 3, 2023, Arrival (the “Company”) issued a press release reflecting its receipt of a Staff Determination notice from Nasdaq relating to the Company’s non-compliance with Listing Rule 5250(c)(1) as a result of the Company’s delay in filing its Form 20-F. A copy of the press release is furnished as Exhibit 99.1 to this report on Form 6-K.

Exhibit Index

Exhibit Number	Exhibit Title
99.1	Press Release issued by Arrival on November 3, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARRIVAL

By: /s/ John Wozniak

Name: John Wozniak

Title: Chief Financial Officer

Dated: November 3, 2023

Exhibit 99.1

Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard.

LUXEMBOURG – November 3, 2023 – Arrival (Nasdaq: ARVL) (“Arrival” or the “Company”) today announced that it received a determination notice (the “Determination”) on Tuesday, October 31, 2023, from the Listing Qualifications Staff of The Nasdaq Stock Market LLC (“Nasdaq”) stating that, as a result of the Company’s failure to file its Annual Report on Form 20-F for the fiscal year ended December 31, 2022, (the “2022 Annual Report”) with the Securities and Exchange Commission (the “SEC”) and regain compliance with Nasdaq Listing Rule 5250(c)(1) by October 30, 2023, the Staff has determined that, unless the Company requests an appeal of the Determination (as described below), Nasdaq will suspend trading of the Company’s ordinary shares at the opening of business on November 9, 2023, and will file a Form 25-NSE with the SEC, which will remove the Company’s securities from listing and registration on Nasdaq. The Determination does not result in the immediate suspension of trading or delisting of the Company’s securities, and the Nasdaq Listing Rules provide a procedure for the Company to appeal the Determination and seek a stay pending the appeal (as described below).

Pursuant to the procedures set forth in the Nasdaq Listing Rule 5800 Series, the Company may appeal the Determination to a Hearings Panel (the “Panel”), which request will stay the suspension of the Company’s securities for 15 days from the date of the request. When the Company requests a hearing, it may also request an extended stay of the suspension, pending the hearing. The Company’s requests for a hearing and for an extended stay must be received by November 7, 2023. According to the Determination, hearings are typically scheduled to occur approximately 30-45 days after the date of the hearing request, and the Panel will review the request for an extended stay and notify the Company of its conclusion as soon as is practicable but in any event no later than 15 calendar days following the deadline to request the hearing. The Company intends to timely submit its requests for a hearing before the Panel, and for an extended stay of the suspension of the Company’s securities until the Panel has rendered a decision on the appeal.

As previously disclosed, on May 2, 2023, Arrival received a notice from Nasdaq indicating that, as a result of the Company’s failure to file its 2022 Annual Report with the SEC, the Company no longer was in compliance with Nasdaq Listing Rule 5250(c)(1). Subsequently, Nasdaq granted the Company an extension until October 30, 2023 to regain compliance with Nasdaq Listing Rule 5250(c)(1) by filing the 2022 Annual Report with the SEC.

The Company is working diligently to file the 2022 Annual Report as soon as practicable.

About Arrival
Arrival’s mission is to master a radically more efficient New Method to design, produce, sell and service purpose-built electric vehicles, to support a world where cities are free from fossil fuel vehicles. Arrival’s in-house technologies enable a unique approach to producing vehicles using rapidly-scalable, local Microfactories. Arrival (Nasdaq: ARVL) is a joint stock company governed by Luxembourg law.

Forward-Looking Statements
This press release contains certain forward-looking statements within the meaning of the federal securities laws related to Arrival’s intentions regarding the dispute. Such statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are based on management’s belief or interpretation of information currently available. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Readers are cautioned not to put undue reliance on forward-looking statements as they are subject to numerous uncertainties and factors, all of which are difficult to predict and many of which are beyond Arrival’s control. Except as required by applicable law, Arrival assumes no obligation to and does not intend to update or revise these forward-looking statements after the date of this press release, whether as a result of new information, future events, or otherwise. In light of these risks and uncertainties, you should keep in mind that any event described in a forward-looking statement made in this press release or elsewhere might not occur.

Arrival Contacts:

Media
pr@arrival.com

Investors
IR@arrival.com